400 Howard Street P.O.Box 7101 San Francisco, CA 94105 Tel +1 415 670 2059 Fax +1 415 618 1377 Andrew.Josef@blackrock.com

July 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iShares® Diversified Alternatives Trust.

Ladies and Gentlemen:

On behalf of BlackRock Asset Management International Inc, acting in its capacity as the managing member of Delaware Trust Sponsor LLC, the sponsor of the iShares® Diversified Alternatives Trust (a Delaware statutory trust (the “Trust”)), transmitted herewith pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system, for filing under the Securities Act of 1933, as amended is Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 No. 333-153099 (the “Registration Statement”). The purpose of the amendment is to update the information contained in the prospectus included in the Registration Statement.

If you have any comments or questions regarding this filing, you may contact the undersigned at (415) 670-2059.

Very truly yours,

/s/ Andrew Josef
Title: Director